Exhibit 19

Schedule of Transactions

Shamrock Activist Value Fund, L.P.

Date	Number of Common Shares	Price Per Common Share in $US*	Total Purchase Price
02/15/08	20,945	$23.9805	$502,272
02/19/08	20,945	$24.2977	$508,915
02/20/08	96,352	$23.8122	$2,294,353
02/21/08	58,591	$24.5744	$1,439,836
02/22/08	20,945	$24.1827	$506,506

Total	217,778		$5,251,882

Shamrock Activist Value Fund II, L.P.

Date	Number of Common Shares	Price Per Common Share in $US*	Total Purchase Price
02/15/08	4,042	$23.9805	$96,929
02/19/08	4,042	$24.2977	$98,211
02/20/08	18,590	$23.8122	$442,669
02/21/08	11,303	$24.5744	$277,764
02/22/08	4,042	$24.1827	$97,746

Total	42,019		$1,013,319

Shamrock Activist Value Fund III, L.P.

Date	Number of Common Shares	Price Per Common Share in $US*	Total Purchase Price
02/15/08	13	$23.9805	$312
02/19/08	13	$24.2977	$316
02/20/08	58	$23.8122	$1,381
02/21/08	35	$24.5744	$860
02/22/08	13	$24.1827	$314

Total	132		$3,183

*	Excludes Brokerage Commissions